Exhibit 99.2

PRESS RELEASE

All amounts in U.S. dollars

BROOKFIELD INFRASTRUCTURE ANNOUNCES $750,034,900 EQUITY OFFERING

Brookfield, News, July 11, 2019 — Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) announced today that it has agreed to issue 11,765,000 L.P. units, on a bought deal basis, to a syndicate of underwriters co-led by RBC Capital Markets, TD Securities Inc., CIBC Capital Markets, Credit Suisse and Wells Fargo Securities Canada, Ltd. at a price of $42.50 per L.P. unit (the “Offering Price”) for gross proceeds of $500,012,500 (the “Offering”). In addition, Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and certain of its related entities (other than Brookfield Infrastructure) (collectively, “Brookfield”) will purchase, directly or indirectly, 6,128,000 redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the Offering Price (net of underwriting commissions) concurrent with the Offering (the “Concurrent Private Placement”). The aggregate gross proceeds of the Offering and the Concurrent Private Placement will be $750,034,900.

Brookfield Infrastructure has granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,764,750 L.P. units at the Offering Price. If the over-allotment option is exercised in full, the gross offering size would increase to $825,036,775.

Brookfield Infrastructure intends to use the net proceeds of the Offering, together with the proceeds of the Concurrent Private Placement, to fund an active and advanced pipeline of new investment opportunities and for general working capital purposes.

The Offering and the Concurrent Private Placement are expected to close on or about July 17, 2019.

Offer Documents

Brookfield Infrastructure has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offering. Before you invest, you should read the prospectus in that Registration Statement and other documents Brookfield Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering. Brookfield Infrastructure will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, Brookfield Infrastructure, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com, or from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019, Phone: 212-827-7392, or from CIBC World Markets Corp, 425 Lexington Ave, 5th Floor, New York, NY, Phone: (800) 282-0822, Email: USEPROSPECTUS@CIBC.COM, or from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Phone: 1-800-221-1037, Email: usa.prospectus@credit-suisse.com, or from Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, Phone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com; or in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from TD Securities Inc., Attention: Symcor, NPM, Phone: 289-360-2009, Email: sdcconfirms@td.com, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, or from CIBC World Markets Inc., Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416-956-3636, or from Credit Suisse Securities (Canada), Inc., 1 First Canadian Place, Suite 2900, Toronto, Ontario, M5X 1C9, Attention: Olivier Demet, Phone: 416-352-4749, Email: olivier.demet@credit-suisse.com, or from Wells Fargo Securities Canada, Ltd., 22 Adelaide St. W.,

Suite 2200 Toronto ON M5H 4E3, Attention: Akshay Pattni, Phone: 416 775 2954, Email: Akshay.Pattni@Wellsfargo.com.

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure and investors are encouraged to consult the website.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $365 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media:	Investors:
Suzanne Fleming	Melissa Low
Managing Partner, Branding & Communications	Vice President, Investor Relations
Tel: (212) 417-2421	Tel: (416) 956-5239
Email: suzanne.fleming@brookfield.com	Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the Offering and Concurrent Private Placement, the use of proceeds and closing of the Offering and Concurrent Private Placement. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.